UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For July 16, 2024

Commission File Number: 001-41335

JE CLEANTECH HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

3 Woodlands Sector 1

Singapore 738361

(Address of principal executive offices)

Bee Yin Hong, CEO

Tel: +65 6368 4198

Email: Elise.hong@jcs-echigo.com.sg

3 Woodlands Sector 1

Singapore 738361

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Grant of Temporary Exception to remain listed on Nasdaq

On July 15, 2024, JE Cleantech Holdings Limited (Company”) received a letter (the “Exception Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”). The Exception Letter gave the Company a temporary exception to regain compliance with The Nasdaq Stock Market LLC’s (“Nasdaq” or the “Exchange”) Listing Rule 5550(a)(2) (the “Bid Price Rule”).”

The Exception Letter stated:

Accordingly, the Company is granted an exception until December 6, 2024, to effect the reverse stock split and thereafter regain compliance with the Bid Price Rule, subject to the milestones outlined below. In the event the Company fails to regain compliance with the Bid Price Rule by that date, its securities will be delisted.

1.	On or before November 14, 2024, the Company shall obtain shareholders approval for a reverse stock split at a ratio that satisfies the minimum requirement in the Bid Price Rule;

2.	On or before November 21, 2024, the Company shall effect a reverse stock split and, thereafter, maintain a $1 closing bid price for a minimum of ten consecutive business days;

3.	On or before December 6, 2024, the Company shall have demonstrated compliance with the Bid Price Rule, by evidencing a closing bid price of $1 or more per share for a minimum of ten consecutive trading sessions.

The Panel reserves the right to reconsider the terms of this exception based on any event, condition or circumstance that exists or develops that would, in the opinion of the Panel, make continued listing of the Company’s securities on the Exchange inadvisable or unwarranted. In that regard, the Panel advises the Company that it is a requirement during the exception period that the Company provide prompt notification of any significant events that occur during this time that may affect the Company’s compliance with Nasdaq requirements. This includes, but is not limited to, prompt advance notice of any event that may call into question the Company’s ability to meet the terms of the exception granted.

Ms. HONG Bee Yin, CEO and Founder of JE Cleantech stated: “We are pleased that the Hearings Panel has granted the Company this temporary exception because we recognize the value to our shareholders of the Nasdaq listing and intend to meet the milestones set by the Hearings Panel and remain listed.”

On July 16, 2024, the Company issued a press release related to the grant of the temporary exception and the Exception Letter described above. (the “Press Release”). A copy of the Press Release is furnished as Exhibit 99.1 to this Report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2024	JE CLEANTECH HOLDINGS LIMITED

	By:	/s/ LONG Jia Kwang
LONG Jia Kwang
Chief Financial Officer and Director

EXHIBIT INDEX

Exhibit No.

99.1	Press Release issued by JE Cleantech Holdings Limited on July 16, 2024, to announce the receipt of a letter from NASDAQ Granting a Temporary Exception to Remain Listed on NASDAQ dated July 15, 2024.

99.2	Letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC granting a temporary exception to regain compliance with Nasdaq Listing Rule 5550(a)(2).